Delisting Determination, The Nasdaq Stock Market, LLC, November 7, 2025, LakeShore Biopharma Co., Ltd.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securitites of LakeShore Biopharma Co., Ltd effective at the opening of the trading session on November 24, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company was notified of the Staff determination on September 11, 2025.
The Company did not appeal the Staff Delist Determination Letter.
The Company securities were suspended on September 22, 2025. The
Staff determination to delist the Company securities became final on September 22, 2025.